09040769

S
ECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18104

SEC Mail Processing Section
JUN 22 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MF Global Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, 20th Floor
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Marino (312) 548-1510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive, 14th Floor (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christine Serwinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MF Global Inc., as of March 31st, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
JOAN P. ACKERMAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-6-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MF Global Inc.
Index
March 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
MF Global Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of MF Global Inc. (the "Company") at March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 29, 2009

MF Global Inc.
Notes to the Statement of Financial Condition
March 31, 2009

Assets	
Cash	$ 20,681,200
Restricted cash and segregated securities	8,126,226,300
Securities purchased under agreements to resell	9,763,212,100
Securities borrowed	8,166,617,100
Securities owned, at fair value	3,195,965,200
Receivables - brokers, dealers and clearing organizations (net of allowance of $2,481,800)	615,156,000
Receivables - customers and non-customers (net of allowance of $3,149,400)	184,897,000
Receivables - affiliates, net	353,000
Other receivables	627,900
Memberships in exchanges, at cost (market value $14,007,300)	5,935,100
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $16,166,400)	23,141,900
Intangible assets (net of accumulated amortization of $70,717,500)	112,192,500
Deferred tax assets, net	55,485,200
Other assets	14,499,800
Total assets	$ 30,284,990,300
Liabilities and stockholder's equity	
Liabilities	
Securities sold under agreements to repurchase	$ 11,667,784,400
Securities loaned	5,496,361,300
Securities sold, not yet purchased, at fair value	2,757,372,000
Payables - brokers, dealers and clearing organizations	825,162,000
Payables - customers and non-customers	7,294,209,000
Payables - affiliates, net	1,164,384,200
Accrued expenses and other liabilities	126,385,600
Total liabilities	29,331,658,500
Commitments and contingent liabilities (Note 17)	-
Subordinated borrowings	490,000,000
Stockholder's equity	463,311,800
Total liabilities and stockholder's equity	$ 30,284,990,300

The accompanying notes are an integral part of this financial statement.

1. Organization

MF Global Inc. (the "Company" or "MFGI") is a wholly-owned subsidiary of MFG USA, Inc. (the "Parent"), which is 100% owned by MF Global Holdings USA Inc. ("Holdings"), a United States corporation. The ultimate parent is MF Global Ltd. ("MFG Ltd."), a Bermuda corporation which is publicly traded on the New York Stock Exchange.

MFGI is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), Chicago Board Options Exchange ("CBOE") and Fixed Income Clearing Corporation ("FICC").

MFGI is also registered with the Commodity Futures Trading Commission ("CFTC") as a futures commission merchant and is a member of the National Futures Association ("NFA"), an industry self-regulatory agency. Additionally, MFGI is a member of the Chicago Mercantile Exchange ("CME"), Chicago Board of Trade ("CBOT"), New York Mercantile Exchange, Intercontinental Exchange, Kansas City Board of Trade and the Minneapolis Grain Exchange.

The Company provides brokerage services to customers and affiliates on United States securities and futures exchanges and on overseas exchanges through affiliates or independent correspondent clearing brokers. The Company is also engaged in principal trading in U.S. government securities, futures, repurchase and resale agreements, as well as stock/bond borrow and stock/bond loan transactions.

2. Significant Accounting Policies

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Fair Value of Financial Instruments
The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157") as of April 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an "exit" price. Securities owned and securities sold, not yet purchased are reflected on the statement of financial condition at fair value and are recorded on a trade date basis. Fair value for these instruments includes related accrued interest. Based on market convention, the Company marks its financial instruments based on product class, which is generally bid or mid price for securities owned and ask for securities sold, not yet purchased. Fair value measurements are not adjusted for transaction costs.

Management estimates the aggregate fair value of financial instruments recognized on the statement of financial condition (including receivables, payables, and accrued expenses) approximates their fair value; as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Credit risk is a component of fair value and represents the loss the Company would incur if a counterparty or an issuer of securities or other instruments the Company holds fails to perform under its contractual obligations to the Company, or upon a deterioration in the credit quality of

third parties whose securities or other instruments the Company holds. To reduce the Company's credit exposures in its operating activities, the Company generally enters into agreements with its counterparties that permit it to offset receivables and payables with such counterparties and obtain margin and/or collateral from the counterparty on an upfront and ongoing basis. The Company monitors and manages its credit exposures daily. In the Company's adoption of SFAS 157, it considered its collateral and margin process, as well as the type of and duration of its financial instruments, when assessing its credit risk.

Revenue Recognition
Customer securities transactions are recognized on settlement date. Related commissions revenue and associated direct costs are recognized on trade date.

Principal securities transactions and the related profit and loss are recorded on a trade date basis.

Interest income and expense related to repurchase agreements, securities lending and collateralized financing arrangements is recognized on an accrual basis.

Stock-Based Incentive Compensation
The Company accounts for stock-based compensation in accordance with SFAS No. 123(R), "Share-Based Payments" ("SFAS 123R"). SFAS 123R measures the cost of employee services received for stock-based compensation based on the grant date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award.

Income Taxes
The Company is included in the consolidated federal and state income tax returns of Holdings. Federal and state income taxes are determined on a separate return basis pursuant to a tax sharing agreement between the Company and Holdings. The Company accounts for income taxes under the liability method. Under this method, deferred taxes are provided for differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when these differences are expected to reverse.

Restricted Cash and Segregated Securities
The Company is obligated by rules mandated by its primary regulators, the SEC and CFTC, to set aside cash or qualified securities to satisfy regulations, promulgated to protect customer assets. At March 31, 2009, the Company has restricted cash and segregated securities recorded on the statement of financial condition which includes the following:

	March 31, 2009
Cash at banks	$ 200,330,300
Securities purchased under agreements to resell	4,998,886,700
Securities owned	2,927,009,300
	$ 8,126,226,300

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase
Transactions involving purchases of securities under agreements to resell ("resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financings. Transactions cleared through FICC and certain non-FICC resale and repurchase agreements with the same counterparty are reported on a net basis in accordance with

Financial Accounting Standards Board ("FASB") Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" and FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FIN 39").

From time to time, the Company enters into securities financing transactions which mature on the same date as the underlying collateral's stated maturity. The Company accounts for these transactions under the prescribed guidance included in SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"), as a sale of financial assets and a purchase commitment or, conversely, as a purchase of financial assets and a sale commitment. The purchase and sale commitments are valued at estimated fair value and are accounted for as derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

Receivables From and Payables to Customers and Non-Customers

Receivables from and payables to customers and non-customers, arising in connection with futures and securities transactions, include cash margin deposits and gains and losses on open commodity futures contracts from customers and non-customers.

Customer and non-customer owned securities, consisting primarily of U.S. Government securities, are held by the Company as collateral for receivables from customers and non-customers as margin deposits for trading. Customer and non-customer owned securities held by the Company (amounting to $778,750,500 and $94,464,400, respectively) and the net short value of customers and non-customers' options on futures positions (amounting to $144,559,500 and $1,165,900, respectively) are not reflected on the statement of financial condition. A portion of these securities, in the amount of $418,068,600, has been deposited as margin with clearing organizations and carrying brokers.

Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or other collateral. The fair value of the collateral in securities borrowed and loaned transactions is generally in excess of the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. As of March 31, 2009, the market value of collateral received in securities borrowed transactions was $8,014,697,500. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, as appropriate. As of March 31, 2009, the market value of collateral pledged under securities loaned transactions was $5,493,417,200.

Collateral

All assets the Company has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets are reflected on the Company's statement of financial condition.

Memberships in Exchanges

Exchange memberships used in the Company's operations are reflected at cost or, if an impairment in value is determined by management to be other than temporary, at an adjusted value that reflects management's estimate of the impairment. There was no other than temporary impairment at March 31, 2009.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are depreciated over their estimated useful lives of three to five years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the related lease.

Goodwill
Goodwill represents the excess of the purchase price of a business acquisition over the fair value of the net assets acquired. During the year ended March 31, 2009, earn-out payments in excess of the liability established at acquisition, totaling $2,759,200, related to a prior acquisition were made, which were accounted for as additional purchase consideration and capitalized to goodwill in accordance with FASB Statement No. 141 "Business Combinations". Goodwill is not amortized and the Company's single reporting unit is tested at least annually for impairment during the fourth quarter of each fiscal year. If this review indicates that the goodwill will not be recoverable based on the estimated undiscounted cash flows of the reporting unit, impairment is measured by comparing the carrying value of goodwill to its fair value. Fair value is estimated based on discounted cash flows, market values or appraisals. During the year ended March 31, 2009, the Company recorded an impairment loss of $3,142,500 related to goodwill, which represents total recorded goodwill. The impairment is the result of an overall decline in the business environment related to the acquired business.

Intangible Assets
Intangible assets represent primarily the cash paid for the purchase of customer accounts and relationships. Intangible assets are amortized on a straight-line basis over their estimated lives of 4 to 14 years. Intangible assets are reviewed annually for impairment. During the year ended March 31, 2009, the Company recorded an impairment loss of $430,000 related to intangible assets. The impairment is the result of decreases in revenues, operating profit and volumes of the acquired business.

Translation of Foreign Currency
Assets and liabilities denominated in foreign currencies are translated at spot exchange rates prevailing at the close of business on the reporting date. Revenues and expenses are translated at daily exchange rates during the period.

3. Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. As of March 31, 2009, the market value of collateral received under reverse repurchase agreements was $50,796,303,300, of which $758,141,700 was pledged with clearing organizations. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, as appropriate. As of March 31, 2009, the market value of collateral pledged under repurchase agreements was $57,228,141,300.

In accordance with SFAS 140, at March 31, 2009, the Company de-recognized assets and liabilities from the statement of financial condition related to securities sold under agreements to repurchase when the maturity date of the underlying collateral is the same as the maturity date of the repurchase agreement.

The amounts de-recognized were as follows:

	Contract Value
Securities purchased under agreements to resell	$ 1,944,416,800
Securities sold under agreements to repurchase	$ 11,393,005,700

	Market Value
Securities owned	$ 11,407,541,000
Securities sold, not yet purchased	$ 1,947,227,200

The fair value of the open commitments resulting from the application of SFAS 140 and the associated loss is immaterial as of and for the year ended March 31, 2009.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts due from and due to brokers, dealers and clearing organizations at March 31, 2009 consist of the following:

	Due From	Due To
Securities failed to deliver/receive	$ 521,147,400	$ 514,039,400
Receivables from and payables to brokers and dealers	48,203,500	101,183,700
Receivables from and payables to clearing organizations	45,805,100	209,938,900
	$ 615,156,000	$ 825,162,000

Receivables from and payables to brokers and dealers include amounts related to third parties for cash margin deposits, stock loan/borrow rebates, execution and brokerage fees. Receivables from clearing organizations include margin deposits and net receivables from unsettled trades. Payables to clearing organizations include transaction fees and net payables from unsettled trades.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at March 31, 2009 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government securities	$ 3,195,431,500	$ 2,757,372,000
Other	533,700	-
	$ 3,195,965,200	$ 2,757,372,000

At March 31, 2009, $149,442,100 of U.S. government securities owned by the Company are pledged as margin with clearing organizations.

6. Segregation of Funds

The Company is required, under the Commodity Exchange Act and under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets at least equivalent to balances due to customers trading on domestic and foreign futures and securities markets.

At March 31, 2009, assets segregated or held in separate accounts under applicable regulations are as follows:

Pursuant to Commodity Exchange Act:	
Cash at:	
Banks	$ 157,666,200
Clearing organizations	8,014,000
Securities and commodities owned at:	
Banks	4,163,363,000
Clearing organizations	3,214,442,600
Due to exchange clearing organizations, net	(145,689,300)
Total segregated assets included on the statement of financial condition	7,397,796,500
Items reclassified for statement of financial condition purposes:	
Market value of securities owned by customers	771,319,100
Market value of commodity options owned by customers, net	(138,486,500)
Total segregated assets	8,030,629,100
Foreign secured assets related to foreign futures activities:	
Cash at:	
Banks	6,157,400
Due from brokers, net	1,150,804,100
Total foreign secured assets included on the statement of financial condition	1,156,961,500
Items reclassified for statement of financial condition purposes (Note 2):	
Market value of securities owned by customers	7,431,400
Market value of commodity options owned by customers, net	(6,073,000)
Total foreign secured assets	1,158,319,900
Total segregated and foreign secured assets	$ 9,188,949,000
Pursuant to Securities Exchange Act requirements:	
Cash at bank	$ 36,506,800

At March 31, 2009, the Company is in compliance with these segregation requirements and holds segregated assets in excess of amounts due to customers.

Securities purchased under agreements to resell that are subject to the segregation requirements of the CFTC totaled $4,998,886,700 at March 31, 2009 and are included in restricted cash and segregated securities on the statement of financial condition.

7. Fair Value Measurement

The Company has adopted the provisions of SFAS 157 as of April 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has applied SFAS 157 to all financial instruments that are required to be reported at fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity.

In accordance with FASB Staff Position FAS No. 157-2, "Effective Date of FASB Statement No. 157", the Company elected to defer application of SFAS 157 to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis until April 1, 2009.

SFAS 157 also requires the Company to consider its own credit spreads when measuring the fair value of liabilities. The impact of considering the Company's own credit spreads when measuring the fair value of liabilities did not have a material impact on fair value measurements at March 31, 2009.

Financial instruments are carried at fair value and disclosed in the following categories:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices. Included in Level 1 are exchange-traded equities and U.S. government securities.

Level 2 – Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies. These models are primarily industry-standard models that consider various observable inputs, including time value, yield curve, volatility factors, observable current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Financial instruments in this category consist of fixed income instruments, including floating rate notes, federal agencies and corporate debt.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources. Financial instruments that fall within Level 3 are equity shares in exchanges.

The following table summarizes the Company's financial assets and liabilities as of March 31, 2009, by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets				
Restricted cash and segregated securities				
U.S. government securities and federal agency obligations	$ 846,838,600	$ 2,080,170,600	$ -	$ 2,927,009,200
Securities owned				
U.S. government securities and federal agency obligations	1,242,158,400	1,953,273,100	-	3,195,431,500
Equities	240,800	-	-	240,800
Shares held in exchanges	-	-	292,900	292,900
Total securities owned	1,242,399,200	1,953,273,100	292,900	3,195,965,200
Total assets at fair value	**$ 2,089,237,800**	**$ 4,033,443,700**	**$ 292,900**	**$ 6,122,974,400**
Liabilities				
Securities sold, not yet purchased				
U.S. government securities and federal agency obligations	$ 1,535,795,400	$ 1,221,576,600	$ -	$ 2,757,372,000
Total liabilities at fair value	**$ 1,535,795,400**	**$ 1,221,576,600**	**$ -**	**$ 2,757,372,000**

The table below provides a reconciliation of the beginning and ending balances for the major classes of assets and liabilities measured at fair value using significant unobservable inputs (Level 3).

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Balance as of April 1, 2008	$ 8,305,800
Total realized and unrealized gains (losses), net	716,200
Purchases and sales, net	(8,729,100)
Transfers in (out) of Level 3	-
Balance as of March 31, 2009	$ 292,900

8. Derivative Financial Instruments

The Company may use futures contracts and foreign currency forward contracts primarily for purposes of mitigating its exposure to fluctuation in interest rates and foreign currencies. The futures and forward contracts are marked to market based upon quoted market prices. As of March 31, 2009, there are no open forward contracts and the number of long and short open futures contracts were 1,250 and 4,849, respectively.

Derivative financial instruments involve varying degrees of off-balance sheet market risk, whereby changes in the level or volatility of interest rates, foreign exchange rates or market values of the underlying financial instruments or commodities may result in cash settlements which may exceed the amounts recognized on the statement of financial condition. The Company has procedures in place to mitigate market risk, although there can be no assurance that they will, in fact, succeed in doing so.

9. Benefit Plans

During the year, eligible employees of the Company were covered by Holdings' 401(k) plan. The Company matches employees' contributions to the 401(k) plan subject to certain limitations set forth in the 401(k) plan's agreement.

10. Income Taxes

The Company files consolidated federal, state and local income tax returns with Holdings or separate income tax returns in the states in which it solely does business.

The components of the deferred tax assets and liabilities at March 31, 2009 are as follows:

Deferred tax assets	
Deferred compensation	$ 23,634,400
Intangibles	16,760,700
Illinois net operating losses	5,559,600
Accrued expenses	4,609,700
Other state net operating losses	3,490,500
Depreciation	2,892,600
State taxes	1,307,200
Bad debts	1,198,900
Goodwill	1,131,400
Other	1,071,400
Valuation allowance	(5,559,600)
Subtotal	56,096,800
Deferred tax liabilities	
Transfer pricing	(611,600)
Deferred tax assets, net	$ 55,485,200

The Company has determined that the deferred tax asset related to Illinois net operating losses, arising from the exclusion of U.S. treasury interest income from Illinois taxable income, is not realizable and has therefore recorded a full valuation allowance of $5,559,600. The Company has reviewed the other components of the net deferred tax asset and determined it is more likely than not that it will be realized.

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" as of April 1, 2007. This interpretation clarifies the criteria that must be met prior to recognition of the financial statement benefit, in accordance with SFAS No. 109, "Accounting for Income Taxes", of a position taken in a tax return.

As of adoption, the Company had zero gross unrecognized tax benefits. As of March 31, 2009, the Company has gross unrecognized tax benefits of $15,149,000, including interest and penalties.

The total balance of gross unrecognized tax benefits of $15,149,000 would, if recognized, affect the Company's effective income tax rate in future periods. It is expected that unrecognized tax benefits will decrease in the next twelve months by $611,000 as a result of expiring statute of limitations.

The Company does not expect this change to have a significant impact on the financial position of the Company.

In many cases, the Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant taxable authorities, which vary by jurisdiction. The Company's earliest open tax year is for the fiscal year ended March 31, 2006.

11. Subordinated Borrowings

At March 31, 2009, the total balance of subordinated notes due to Holdings and MF Global Finance USA, Inc. ("MFG Finance") includes:

Lender	Amount	Maturity
Holdings	$ 130,000,000	1-3 years
MFG Finance	130,000,000	Less than 1 year
MFG Finance	230,000,000	1-3 years
	$ 490,000,000	

The subordinated notes carry interest at rates agreed to between the lender and the Company from time to time based upon the unpaid balance or at the 30-day LIBOR rate as of the first day of the month plus 500 basis points. The effective interest rate was 5.48% at March 31, 2009. Based upon agreements approved by the CME, the Company's designated self-regulatory organization, the subordinated debt is available in computing regulatory net capital. This debt may be repaid prior to maturity only if, after giving effect to such payment, the Company meets its regulatory net capital requirements. During the year ended March 31, 2009, the Company extended the maturity of subordinated notes totaling $180,000,000 by one year.

12. Affiliate Transactions

Holdings provides certain administrative services to the Company. These services include, but are not limited to, the Company's payroll, tax and human resources processing. The Company reimburses Holdings for these services.

The Company earns a portion of its commission revenue by executing and clearing brokerage transactions for various affiliates.

The Company has a revolving loan agreement with MFG Finance that matures February 28, 2010. The Company can borrow up to $200,000,000 under this agreement. There are no outstanding borrowings at March 31, 2009.

MFG Finance provides financing loans to certain customers of the Company, primarily for meeting margin variations. As of March 31, 2009, the total amount of outstanding financing provided by MFG Finance is $10,241,000.

The Company has an agreement with MF Global UK Ltd ("MFG UK"), an affiliate, to introduce customers to MFG UK who desire to purchase or sell London Metals Exchange futures and options contracts. For such contracts, the counterparties are customers of MFG UK with no obligation of performance by the Company. The Company receives a share of the "Net Profits," as defined in the agreement, from such transactions.

Certain balances included in receivable from and payable to affiliates on the statement of financial condition have been recorded net in accordance with FIN 39. The following is a schedule of the components of the receivable from and payable to affiliates. These balances are reported net.

	Due From	Due To
Securities purchased under agreements to resell	$ -	$ 528,494,600
Futures transactions	(1,300)	616,346,400
Securities loaned	-	880,400
Securities transactions	-	14,394,800
Direct and indirect allocated expenses	354,300	4,268,000
	$ 353,000	$ 1,164,384,200

13. Leases

The Company enters into renewable one year operating lease agreements with MFG Finance whereby the Company agrees to make monthly payments to MFG Finance for use of furniture and equipment.

The Company also leases certain office premises, equipment and computer hardware from unaffiliated parties for its own use. At March 31, 2009, the minimum annual rental commitments under non-cancelable leases for office premises are:

Fiscal Year Ended March 31,	Commitments
2010	$ 4,833,600
2011	4,787,000
2012	4,791,800
2013	4,545,300
2014	4,541,100
Thereafter	13,465,100
Total	$ 36,963,900

14. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires a broker-dealer that is also registered as a futures commission merchant to maintain adjusted net capital equal to or above the greater of its requirement under paragraph (a)(1)(ii) of Rule 15c3-1, or the aggregate of 8% of customer maintenance margin requirements and 4% of non-customer maintenance margin requirements. At March 31, 2009, MFGI had net capital, as defined, of $594,544,700, which was $234,622,600 in excess of the minimum capital required to be maintained.

The Company is subject to certain notification and other provisions of the net capital rules of the CFTC and SEC regarding advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals. At March 31, 2009, the Company was in compliance with all of the requirements.

15. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is engaged in various trading, brokerage and investing activities with counterparties, which primarily include broker-dealers, banks and other financial institutions. In the event

counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Transactions in futures contracts are conducted through regulated exchanges and are subject to margin requirements which are settled in cash on a daily basis, thereby minimizing credit risk. Off-balance sheet market risk of futures and options positions executed and cleared for the Company's customers and affiliates is directly borne by such entities. However, as a clearing broker, the Company is required to reimburse the exchanges if credit losses arise because counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral, where appropriate.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at March 31, 2009, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to March 31, 2009.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes limits for such activities and monitors compliance on a daily basis.

16. Stock-Based Compensation

Certain of the Company's employees participate in MFG Ltd.'s 2007 Long-term Incentive Plan ("LTIP"). The Company records its allocated share of MFG Ltd.'s stock-based compensation costs. The LTIP permits the grant of up to 24,000,000 shares of stock in the form of share appreciation rights, restricted shares, restricted share units, performance awards, cash-based awards and other awards to eligible employees, consultants, directors and other individuals who provide services to MFG Ltd. and its subsidiaries, each as determined by the Compensation Committee of the Board of Directors. Share options vest in equal installments over three years. The vested awards can be exercised, subject to continued employment, within seven years from the date of the grant. Restricted shares vest in full after three years, subject to continued employment or meeting certain retirement criteria and were issued at no cost to the employee.

The fair value of each share option is estimated at the date of grant using a Black-Scholes option valuation model that uses the following assumptions. For expected volatility, MFG Ltd. used an implied volatility of public companies in its industry sector taking into account the criteria outlined in SEC Staff Accounting Bulletin No. 107, "Share-Based Payments" ("SAB 107"). The expected term assumption was established by adopting SAB 107's simplified method, which uses an average of the vesting and contractual terms as the expected term. The risk-free rate is based on the zero coupon U.S. government bond with the expected term on the date of grant. The model's assumptions for the year ended March 31, 2009 are as follows:

Expected volatility	43.7%
Risk free interest rate	3.1%
Expected dividend yield	0.0%
Expected term	4.5 years

The outstanding options owned by certain employees, that become employees of other consolidated subsidiaries of MFG Ltd. and which became obligations of the new employer, are presented as Transfers, net in the table below. The stock option activity for the year ended March 31, 2009 is as follows:

	Number	Weighted-Average Exercise Price (per share)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Stock options outstanding as of April 1, 2008	4,588,662	$ 30.00	6.3	$ -
Transfers, net	(1,310,000)	30.00	6.3	
Granted	679,462	13.40	6.2	
Forfeited	(472,680)	28.59	5.4	
Stock options outstanding as of March 31, 2009	3,485,444	26.96	5.5	25,000
Stock options expected to vest as of March 31, 2009	3,354,789	27.07	5.5	22,617
Stock options exercisable at March 31, 2009	1,028,484	30.00	5.3	-

The restricted share units and restricted share activity for the year ended March 31, 2009, is as follows:

	Restricted Share Units		Restricted Shares	
	Awards	Weighted-Average Grant Date Fair Value (per award)	Awards	Weighted-Average Grant Date Fair Value (per award)
Nonvested as of April 1, 2008	3,163,400	$ 30.00	86,316	$ 30.00
Transfers, net	(1,442,333)	30.00	(3,821)	30.00
Granted	340,950	13.28	-	-
Exercised	(60,550)	30.00	(72,442)	30.00
Forfeited	(102,551)	30.00	(10,053)	30.00
Nonvested as of March 31, 2009	1,898,916	27.00	-	-
Total unrecognized compensation expense remaining	$ 20,947,800		$ -	
Weighted-average years expected to be recognized over	1.4		-	

In the fourth quarter of fiscal 2008, MFG Ltd. created an Employee Stock Purchase Plan ("ESPP") to provide employees with an opportunity to purchase shares from MFG Ltd. at a discount of 15% and to pay for these purchases through payroll deductions. Participants can withhold 1-15% of their eligible compensation; however, no participant can purchase more than 500 shares or shares exceeding $8,000 in market value. As of March 31, 2009, 218,704 shares were awarded from this plan.

17. Commitments and Contingencies

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Set forth below are the potentially material litigations and regulatory proceedings related to the Company:

Unauthorized Trading Incident of February 26/27, 2008

One of the Company's brokers, Evan Dooley, trading for his own account out of a Memphis, Tennessee branch office through one of the Company's front end order entry systems, Order Express, put on a significant wheat futures position during the late evening of February 26, 2008 and early morning of February 27, 2008. The positions were liquidated at a loss of $141,045,000 on February 27, 2008. The trades were unauthorized and because the broker had no apparent means of paying for the trades, the Company, as a clearing member of the exchange, was required to pay the $141,045,000 shortfall. The exchange and regulators were immediately notified, the broker was promptly terminated, and a public announcement of the loss was made by the Company the next day. As a result of this unauthorized trading incident:

The U.S. Attorney's Office, Chicago Examination. The U.S. Attorney's Office in Chicago, Illinois is examining Mr. Dooley and the unauthorized trades. The Company has been cooperating with

the U.S. Attorney's Office, which has informed the Company that it is not a target of their investigation, and that Mr. Dooley is a target.

Commodity Futures Trading Commission Investigation. The CFTC has issued a formal order of investigation naming the Company and Mr. Dooley. The CFTC, in coordination with the CME, has been collecting documentation from the Company and taking depositions of its employees. The CFTC and CME investigation is ongoing and it is not yet certain what actions the CFTC and/or the CME might take. The Company established an accrual of $10,000,000 in the first quarter of fiscal 2009 to cover the potential CFTC civil monetary penalties in this matter and the two matters referred to below under the captions, "Commodity Futures Trading Commission Potential Action" and "CFTC Natural Gas Price Information Investigation". This is the Company's best estimate and there is no assurance that the $10,000,000 accrual will be sufficient for these purposes or that the CFTC will not require remedial measures. No accrual has been made for the CME matter.

Retention of Consultants. MFG Ltd's Nominating and Governance Committee, composed of certain independent Board members, hired two consultants to help advise them and, through them, the Company on matters relating to the unauthorized trading incident. FTI Consultants advised on technology-related matters and Promontory Financial Group advised on policies and procedures in the risk aspects of the Company's business.

Insurance Claim. The Company filed a claim under its Fidelity Bond Insurance ("the Bond"), which provides coverage for wrongful or fraudulent acts of employees, seeking indemnification for this loss. After months of investigation, the Company's Bond insurers have denied payment of this claim based on certain definitions and exclusions to coverage in the Bond. They have also initiated an action against the Company in the Supreme Court of the State of New York seeking a declaration that there is no coverage for this loss under the Bond. The Company believes the insurers' position to be in error and will seek to enforce its right to payment in court.

Commodity Futures Trading Commission Potential Action

In May 2007, the Company and two of its individual employees received what is commonly referred to as a "Wells notice" from the staff of the Division of Enforcement of the CFTC. The notice relates to two trades that the Company executed in 2004 for a customer and reported to NYMEX. In the notice, Division of Enforcement staff indicated that it is considering recommending to the CFTC that a civil proceeding be commenced against the Company and the two individuals, in which the CFTC would assert that the Company and the two individuals violated Section 9(a)(4) of the Commodity Exchange Act, which generally prohibits any person from willfully making any false, fictitious, or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any false, fictitious, or fraudulent statement to a board of trade. The Division of Enforcement staff contends that the Company and the individuals presented or participated in the submission of information to the exchange that falsely represented the dates on which the trades in question occurred. The Company and the individuals dispute the contentions of the Division of Enforcement staff and have submitted a written statement to the Division of Enforcement, setting forth the reasons why it believes no proceeding should be brought. It is not yet certain what action the CFTC will take. The Company established an accrual of $10,000,000 in the first quarter of fiscal 2009 to cover the potential CFTC civil monetary penalties in this matter and the two matters referred to above under the caption, "Unauthorized Trading Incident of February 26/27, 2008" and below under the caption "CFTC Natural Gas Price Information Investigation". This is the Company's best estimate and there is no assurance that the $10,000,000 accrual will be sufficient for these purposes or that the CFTC will not require remedial measures.

CFTC Natural Gas Price Information Investigation

The Company has been cooperating in an investigation conducted by the U.S. Attorneys Office in the Southern District of New York, which has brought an indictment in a related matter, and by a New York County Grand Jury. The CFTC and the SEC have also been involved in the investigation and each has brought cases in related matters. The investigation centers around trading by a market making energy trader at Bank of Montreal ("BMO") who allegedly mismarked his book. One of the Company's brokers did business with the BMO trader, and used bid and offer prices for forward OTC trades the BMO trader sent to him as a basis for prices which the Company's broker disseminated to its customers, including BMO, as price indications that reflected a consensus. The Company has been told that neither the Company nor its broker are targets of the Grand Jury investigation. In connection with this investigation, the Company has been served by the CFTC with a Wells notice in anticipation of civil charges against the broker under the anti-fraud provisions of CFTC Regulation 33.10 and the Company with derivative liability for the broker's actions. The CFTC investigation is ongoing and it is not yet certain what action the CFTC may take against the Company or its broker. The Company established an accrual of $10,000,000 in the first quarter of fiscal 2009 to cover the potential of CFTC civil monetary penalties in this matter and the two matters referred to above under the captions, "Unauthorized Trading Incident of February 26/27, 2008" and "Commodity Futures Trading Commission Potential Action." This is the Company's best estimate and there is no assurance that the $10,000,000 accrual will be sufficient for these purposes or that the CFTC will not require remedial measures.

Philadelphia Alternative Asset Fund

On May 8, 2006, the plaintiff, a court-appointed receiver for a hedge fund, Philadelphia Alternative Asset Fund Ltd. ("PAAF"), and its fund manager and commodity pool operator, Philadelphia Alternative Asset Management Co., LLC ("PAAMCo"), commenced suit against the Company and seven of its employees in connection with a CFTC-imposed shutdown of PAAMCo. PAAMCo and its principal, Paul Eustace ("Eustace"), allegedly defrauded PAAF by misrepresenting its trading performance, artificially inflating PAAF's net asset value, and failing to disclose trading losses suffered in a subaccount maintained by the Company for PAAF. The receiver, in his complaint, alleged among other things, negligence, common law fraud, violations of the Racketeer Influenced Corrupt Organizations Act (RICO), violations of the Commodity Exchange Act and aiding and abetting fraud. The Company, and its employees, denied all material allegations of the complaint. Although the complaint did not quantify the exact amount of damages sought, the amount claimed was estimated to be approximately $175,000,000 (with the plaintiff claiming that these damages should be tripled under RICO). The court-appointed receiver in this matter was, by judicial order, replaced by a "receiver ad litem" (solely for purposes of this litigation) because of a conflict of interest on the part of the original receiver. In July 2007, the receiver ad litem dismissed all claims against six of the Company's employees, and filed a Second Amended Complaint against the Company, one employee, and UBS Fund Services (Cayman) Ltd. The allegations against the Company were substantially similar as those in the initial complaint. On December 3, 2007, the Company entered into a Settlement Agreement with the prior receiver and the receiver ad litem pursuant to which, without admitting liability, the Company paid $69,000,000 plus $6,000,000 of litigation expenses, to the receivership estate as a restoration fund for the benefit of receivership investors in exchange for full releases and a dismissal of the action with prejudice.

Man Group plc agreed to indemnify MFG Ltd. for all costs, expenses and liabilities the Company may incur as a result of the PAAF litigation and any other claims or litigation arising from the facts or circumstances which give rise to that claim for amounts in excess of $50,000,000 net of any insurance proceeds the Company receives. MFG Ltd. received $25,000,000 on July 10, 2008 from Man Group plc in relation to the PAAMCo matter under the Deed of Indemnity executed at the time of the separation from Man Group plc.

As a result of discussions leading to this settlement, the Company recorded an expense of $76,814,000 in fiscal 2008. The Company's insurance carriers were notified of the settlement agreement (together with amounts paid thereunder) and of its associated defense costs in the PAAMCo-related litigation. In that regard, the Company instituted a dispute resolution procedure against insurers under its insurance contract. On October 23, 2008, MFG Ltd. and its insurers entered into a settlement agreement pursuant to which MFG Ltd. will receive $75,000,000 from insurers in full settlement of all of its claims against insurers in the PAAAF matter. Excluding previously received amounts, MFG Ltd. recognized $62,000,000 in insurance proceeds in its financial statement for the quarter ending December 31, 2008.

On December 26, 2007, the Company settled a related investigation by the CFTC arising out of the PAAF matter. Without admitting or denying the allegations, the Company agreed to the entry of an order finding that it violated supervision and recordkeeping requirements and the Company agreed to follow revised procedures and paid a civil monetary penalty of $2,000,000 which was accrued in fiscal 2008.

Conservative Concepts Portfolio Management GmbH ("CCPM") Related Arbitrations

In or about October 2003, the Company uncovered an apparent fraudulent scheme conducted by third parties unrelated to the Company that may have victimized a number of its clients. CCPM, a German Introducing Broker, introduced to the Company all the clients that may have been victimized. An agent of CCPM, Michael Woertche (and his confederates), apparently engaged in a Ponzi scheme in which allegedly unauthorized transfers from and trading in accounts maintained at the Company were utilized to siphon money out of these accounts, on some occasions shortly after they were established. The Company was involved in two arbitration proceedings relating to these CCPM introduced accounts. The first arbitration involved claims made by two claimants before a NFA panel. The second arbitration involves claims made by four claimants before a FINRA panel. The claims in both arbitrations are based on allegations that the Company and an employee assisted CCPM in engaging in, or recklessly or negligently failed to prevent, unauthorized transfers from, and trading in, accounts maintained by the Company. Damages sought in the NFA arbitration proceeding were approximately $1,700,000 in compensatory damages, unspecified punitive damages and attorneys' fees in addition to the rescission of certain deposit agreements. The NFA arbitration was settled for $200,000 as to one claimant and a net of $240,000 as to the second claimant during fiscal 2008. Damages sought in the FINRA proceeding were approximately $6,000,000 in compensatory damages and $12,000,000 in punitive damages. During the year ended March 31, 2009, the FINRA arbitration was settled for an aggregate of $800,000.

Eagletech Communications Inc., et al. v. Citigroup, Inc. et al.

The Company was named as a co-defendant in an action filed in Florida State Court by Eagletech Communications Inc. ("Eagletech") and three of its alleged shareholders against 21 defendants, including banks, broker-dealers and clearing brokers, as well as "100 John Doe defendants or their nominee entities". The complaint alleges that the defendants engaged in a criminal conspiracy designed to manipulate the publicly traded share price of Eagletech stock. Plaintiffs seek unspecified compensatory and special damages, alleging that "Man Group PLC d/b/a Man Financial Inc" participated in the conspiracy by acting as a clearing broker for a broker-dealer that traded in Eagletech stock. The complaint asserts claims under RICO, the Florida Securities and Investor Protection Act, the Florida Civil Remedies for Criminal Practices Act, and a related negligence claim. On May 9, 2007, defendants filed a notice removing the State Court action to Federal Court pursuant to 28 U.S.C. § 1441(a). On October 2, 2007, Plaintiffs filed a first amended complaint in the Federal Court action asserting additional claims against the Company under Florida common law, including civil conspiracy, conversion and trespass to chattels. On

February 26, 2008, the financial institution defendants, including the Company, filed a motion to dismiss seeking dismissal of all claims asserted in the amended complaint on the ground that the claims are barred by the Private Securities Litigation Reform Act ("PSLRA") and preempted by the federal securities laws. On June 27, 2008, the Court partially granted the motion, holding that the federal RICO claims are barred by the PSLRA and dismissing the RICO claims with prejudice. The Court declined to exercise supplemental jurisdiction over the state law claims and remanded those claims to the Florida State Court. On July 25, 2008, plaintiffs filed a notice of appeal of the Court's June 27, 2008 decision to the United States Court of Appeals for the Eleventh Circuit but subsequently withdrew its appeal. The Company is unsure of whether plaintiffs will pursue the State Court action. Since the case is in its earliest stages, it is difficult to determine exposure, if any. The Company intends to vigorously defend this matter. No provision for losses has been recorded in connection with this litigation.

Amacker v. Renaissance Asset Management Fund et. al.

In December 2007, the Company, along with four other future commission merchants ("FCMs"), were named as defendants in an action filed in the U.S. District Court in Corpus Christi, Texas by 47 individuals who were investors in a commodity pool (RAM I LLC) operated by Renaissance Asset Management LLC. The complaint alleges that the Company and the other defendants violated the Commodity Exchange Act and alleges claims of negligence, common law fraud, violation of a Texas statute relating to securities fraud and breach of fiduciary duty for allegedly failing to conduct due diligence on the commodity pool operator and commodity trading advisor, having accepted executed trades directed by the commodity trading advisor which was engaged in a fraudulent scheme with respect to the commodity pool, and having permitted the improper allocation of trades among accounts. The plaintiffs claim damages of $32,000,000, plus exemplary damages, from all defendants. All the FCM defendants moved to dismiss the complaint for failure to state a claim upon which relief may be granted. Following an initial pre-trial conference, the court granted plaintiffs leave to file an amended complaint. On May 9, 2008, plaintiffs filed an amended complaint in which plaintiffs abandoned all claims except a claim alleging that the FCM defendants aided and abetted violations of the Commodity Exchange Act. Plaintiffs now seek $17,000,000 in claimed damages plus exemplary damages from all defendants. The Company filed a motion to dismiss the amended complaint which was granted by the court and appealed by the defendants. The case is at its earliest stages so it is not possible to determine the Company's exposure, if any. In any event, the Company intends to vigorously defend this matter. No provision for losses has been recorded in connection with this litigation.

Sentinel Bankruptcy

The Liquidation Trustee ("Trustee") for Sentinel Management Group, Inc. ("Sentinel") recently notified the Company that he believes that the Company's withdrawal of $50,122,000 within 90 days of the filing of Sentinel's bankruptcy petition on August 17, 2007 is a voidable preference under Section 547 of the Bankruptcy Code, and therefore recoverable by the Trustee, along with interest and costs. The Company believes there are substantial defenses available to it and it intends to resist the Trustee's attempt to recover those funds from the Company. In addition, to the extent the Trustee recovered any funds from the Company, it would be able to assert an offsetting claim in that amount against the assets available in Sentinel's bankruptcy case. The matter is in its early stages and no litigation has yet been commenced. No provision for losses has been recorded in connection with this claim.

Agape World

In March 2009, investors in a venture set up by Nicholas Cosmo have sued Bank of America and us, among others, in the US District Court for the Eastern District of NY, alleging that we, among

others, aided and abetted Cosmo and related entities in a Ponzi scheme in which investors lost $400,000,000. The litigation is in its earliest stages. We believe we have meritorious defenses, and intend to vigorously defend this matter. No provision for losses has been recorded in connection with this matter.

Morgan Fuel/Bottini Brothers

The Company and MF Global Market Services LLC ("Market Services"), an affiliate, are currently involved in litigation with a former customer of Market Services, Morgan Fuel & Heating Co., Inc. ("Morgan Fuel") and its principals, Anthony Bottini, Jr., Brian Bottini, and Mark Bottini (the "Bottinis"). The litigations arise out of trading losses incurred by Morgan Fuel in over-the-counter derivative swap transactions, which were unconditionally guaranteed by the Bottini principals.

MF Global Market Services LLC v. Anthony Bottini, Jr., Brian Bottini and Mark Bottini, FINRA No. 08-03673. On October 6, 2008, Market Services commenced an arbitration against the Bottinis before the Financial Industry Regulatory Authority ("FINRA") to recover $8,263,562, which is the amount of the debit owed to Market Services by Morgan Fuel after the liquidation of the swap transactions. Each of the Bottinis executed a guaranty in favor of Market Services personally and unconditionally guaranteeing payment of the obligations of Morgan Fuel upon written demand by Market Services. Market Services asserted a claim of breach of contract based upon the Bottinis' failure to honor the guarantees.

Morgan Fuel v. MFGI and Market Services, FINRA No. 08-03879. On October 21, 2008, Morgan Fuel commenced a separate arbitration proceeding before FINRA against MFGI and Market Services. Morgan Fuel claims that MFGI and Market Services caused Morgan Fuel to incur approximately $14.2 million in trading losses. Morgan Fuel seeks recovery of $5.9 million in margin payments that it allegedly made to Market Services and a declaration that it has no responsibility to pay Market Services for the remaining $8.3 in trading losses. Morgan Fuel contends that MFGI and Market Services should not have allowed Morgan Fuel to enter into, or maintain, the swap transactions. The Supreme Court of New York for the County of New York has temporarily stayed the arbitration commenced by Morgan Fuel on the ground that there is no agreement to arbitrate. The motion for a permanent stay is pending before the court.

The Bottinis asserted a third-party claim against Morgan Fuel, which in turn asserted a fourth-party claim against MFGI, Market Services, and Steven Bellino (a Market Services employee) in the arbitration proceeding commenced by Market Services. A motion to stay the fourth-party claim also is pending before the Supreme Court. As a result of the motions, both of the arbitration proceedings have been temporarily stayed.

Other

In addition to the matters discussed above, from time to time the Company is party to litigation and regulatory proceedings that arise in the ordinary course of its business. Aside from those matters discussed above, the Company does not believe that it is party to any pending or threatened litigation or regulatory proceedings that, individually or in the aggregate, would in the opinion of management have a material adverse effect on the Company's business or financial.

At March 31, 2009, customers' letters of credit amounting to $812,275,000 have been deposited for margin requirements with clearing organizations.

The Company guarantees certain third party loans to lenders on behalf of professional traders on a collateralized basis. Guarantees at March 31, 2009 amount to $6,237,200 and the market value of the collateral, consisting of exchange memberships, is $19,749,000.

MF Global Inc.

Statement of Financial Condition
March 31, 2009

Available for Public Inspection